Exhibit E
Video Transcripts

AFFL 2021 Sizzle
https://youtu.be/0dM0RapbUsY

It's a new twist on an old game you probably remember from middle school. Pro flag football, is this a look at the future, you think? Fast forward to today and the number of girls playing has doubled. This is a mans kids dream. The seven on seven sport is similar to tackle football, which attracted some big name players. Unlike traditional flag football, this league uses new, high tech. Football is football no matter what form it's in. When people see that women are out here, they're always amazed because it's something they've never seen before. I can't explain it. Everything about it is dope. This league will take off, I know it will take off.